# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TScan Therapeutics, Inc., CIK 0001783328
CUSIP: 89854M101
Title of class of securities: Voting Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 830 Winter Street, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-22-035533
Filed by CIK 0001948604

## Reporting persons
- K2 HealthVentures Equity Trust LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,602,700; sole dispositive power 0; shared dispositive power 3,602,700; aggregate amount beneficially owned 3,602,700 (6.9% of the class)
- Parag Shah: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,602,700; sole dispositive power 0; shared dispositive power 3,602,700; aggregate amount beneficially owned 3,602,700 (6.9% of the class)
- Anup Arora: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,602,700; sole dispositive power 0; shared dispositive power 3,602,700; aggregate amount beneficially owned 3,602,700 (6.9% of the class)

## Item 1. Issuer
Name of issuer: TScan Therapeutics, Inc.
Address of issuer's principal executive offices: 830 Winter Street, Waltham, Massachusetts, 02451

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. K2 HealthVentures Equity Trust LLC ("K2HV Equity");
ii. Parag Shah ("Mr. Shah"); and
iii. Anup Arora ("Mr. Arora").

K2HV Equity is an investment vehicle for holding equity securities and may be deemed to directly beneficially own the shares of Common Stock that it holds directly. Mr. Shah and Mr. Arora serve as the managing members of K2HV Equity and, in such capacities, may be deemed to indirectly beneficially own the shares of Common Stock that K2HV Equity holds directly.
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 855 Boylston Street, 10th Floor, Boston, MA 02116.
Citizenship: K2HV Equity is a Delaware limited liability company. Each of Mr. Shah and Mr. Arora is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, each of the Reporting Persons may be deemed the beneficial owner of 3,602,700 shares of Common Stock, which represents approximately 6.9% of the shares of Common Stock outstanding.

The percentage set forth herein is calculated based on 49,094,006 shares outstanding as of November 7, 2024, as reported in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the "Commission") on November 12, 2024, plus 3,134,796 shares of Common Stock issued to K2HV Equity on November 20, 2024, as a result of the conversion of $15 million principal amount of the term loans under the Loan and Security Agreement, dated as of September 9, 2022, between the Issuer and K2HV Equity, as reported in the Issuer's propsectus supplement on Form 424B5, filed with the Commission on December 26, 2024.
Percent of class: 6.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,602,700
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,602,700

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- K2 HealthVentures Equity Trust LLC: /s/ Anup Arora, Anup Arora, Managing Member (02/14/2025)
- Parag Shah: /s/ Parag Shah, Parag Shah (02/14/2025)
- Anup Arora: /s/ Anup Arora, Anup Arora (02/14/2025)